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TIFFANY & CO.
15 Sylvan Way
Parsippany, NJ 07054-3893
TELEPHONE 973-254-7650
FACSIMILE 973-254-7583

JOHN S. BARRESI
VICE PRESIDENT - CONTROLLER

October 6, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson

Re:    SEC Comment Letter – Dated September 24, 2014

TIFFANY & CO. (the “Company”)
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed April 1, 2014
File No. 001-09494

Ladies and Gentlemen:

We have reviewed your above-referenced Comment Letter dated September 24, 2014. The Company’s detailed responses to the Commission’s comments and inquiries are set forth below.

Further to the below responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
October 6, 2014

Form 10-K for the year ended January 31, 2014
Item 1. Business, page K-3
Maintenance of the Tiffany & Co. brand, page K-3

1.
We note your disclosure that your single most important asset is the Tiffany & Co. brand. We further note numerous news sources describing the ongoing litigation that you have with Costco Wholesale Corp regarding their use of the Tiffany name in marketing materials and whether the terms Tiffany and/or Tiffany setting could be determined to have a generic meaning in the minds of the general public. Please tell us how you considered disclosing this litigation in your Form 10-K in Item 3, in terms of a possible loss contingency under ASC 450, or as a known uncertainty that could impact your results of operations as contemplated in Item 303(a)(3)(ii) of Regulation S-K.

On February 15, 2013, Tiffany and Company and Tiffany (NJ) LLC (collectively, “Tiffany”) initiated a lawsuit against Costco Wholesale Corp. (“Costco”) for trademark infringement, false designation of origin and unfair competition, trademark dilution and trademark counterfeiting (the “Costco Litigation”). Pursuant to the Costco Litigation, Tiffany seeks injunctive relief and statutory damages for Costco’s sale, through its stores, of diamond engagement ring jewelry (that was neither manufactured nor retailed by Tiffany) with signs marked “Platinum Tiffany.70 VS2, Round Diamond Ring” and “Platinum Tiffany VS2.1 1.00CT Round Brilliant Solitaire Ring.”  The defendant, Costco, filed a counterclaim against Tiffany seeking that the court declare invalid and modify or partially cancel the TIFFANY trademark as a generic term for multi-pronged ring settings. It is important to note that the Costco counterclaim does not challenge the validity of the TIFFANY trademark generally. While the trademark registration for TIFFANY in class 14 (as defined under the United States Patent and Trademark Office classification system) covers precious metals, gemstones, jewelry and watches, Costco is challenging the trademark’s validity only as it relates to multi-pronged rings, which is a sub-category within the broader sub-category of rings, which itself is within the broader sub-category of jewelry. The Company has been advised that no judicial precedent exists to support a finding of partial genericism of a trademark.

The Company has assessed the potential for loss in respect of this matter and believes that, based on currently available information, it is not probable that the counterclaim will be determined in favor of Costco.  Further, the Company does not expect that the ultimate outcome of the litigation will have a material impact on its results of operations and, as such, has determined that the Costco Litigation does not meet the criteria for disclosure as (i) a material pending legal proceeding under Item 103 of Regulation S-K, (ii) a loss contingency under ASC 450 or (iii) a known uncertainty that “the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations” under Item 303(a)(3)(ii) of Regulation S-K.

The Company also advises the Commission that the Costco Litigation is one of many proceedings the Company has initiated to protect its trademark rights, and the Company considers these actions to be routine litigation incidental to the conduct of its business. As

United States Securities and Exchange Commission
October 6, 2014

Item 103 of Regulation S-K provides that such matters are not required to be specifically disclosed in Item 3 of Form 10-K, the Company has not specifically disclosed the Costco Litigation in Item 3, but rather refers in the aggregate to the existence of such litigation. Such references can be found in Item 3 of the Form 10-K on page K-22 and in Note K to its consolidated financial statements on pages K-70 - K-71, in which the Company discloses the existence of routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, and notes that it believes that all such pending litigation will be resolved without any material adverse effect on the Company’s financial position, earnings or cash flows.  In Item 1A of the Form 10-K, the Company also discloses in risk factor (x) on page K-16 the potential risk that the use of the designation TIFFANY by third parties on related goods or services could adversely affect and dilute the value of the TIFFANY & CO. brand.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page K-26
Results of Operations, page K-27
Net Sales, page K-30

2.
Please revise your discussion of results of operations in future filings to provide more insight to your investors on the underlying causes of increases or decreases in the components of net sales. When you identify intermediate causes of changes in revenues, such as an increase in price or units sold, please provide your readers with insight into the underlying drivers of those changes. Additionally, when you identify more than one reason for an increase or decrease in the components of net income, please quantify, to the extent possible, the effect of each different reason.

In future filings the Company will modify its disclosures to include significant causes of increases or decreases in the components of net sales and to quantify, to the extent possible, the effect of each change. As an example, the Company’s Americas segment disclosure set forth on page K-30 of the Form 10-K would be revised to read as follows (emphasis on modifications added):

In 2013, total sales in the Americas increased $86,895,000, or 5%, primarily due to a 10% increase in the average price per jewelry unit sold partly offset by a 4% decrease in jewelry units sold. Management attributes the increase in average price primarily to a shift in sales mix toward higher-priced products and the decrease in jewelry units sold to lower fashion jewelry unit sales. Included in the $86,895,000 increase is a $43,393,000, or 3%, increase in comparable store sales, led by growth in New York Flagship store sales as well as modest growth in branch store sales, and a $46,563,000 increase in non-comparable store sales. On a constant-exchange-rate basis, sales in the Americas increased 5%, and comparable store sales increased 3%.

United States Securities and Exchange Commission
October 6, 2014

2014 Outlook, page K-36

3.
We note your disclosure that management expects net earnings to be in the range of $4.05 - $4.15 per diluted share in fiscal year 2014. Please tell us how you complied with the guidance in Item 10(b) of Regulation S-K regarding projections. In this respect, please explain to us the following items.

•
How you considered providing the limitations of the projections, cautioning investors against attributing undue certainty to management’s assessment, and disclosing your intention regarding updating projections. Refer to Item 10(b)(3)(i) of Regulation S-K.

•	How you considered providing disclosure of the accuracy or inaccuracy of previous projections. Refer to Item 10(b)(3)(ii) of Regulation S-K.

If you determine the need to enhance your disclosure in future filings, please tell us what your disclosures would have looked like had such disclosures been provided in your current Form 10-K.

The Company refers the Commission to the Special Note Regarding Forward Looking Statements (the “Note”) on page K-2 of the Form 10-K, in which the Company states that the forward looking statements set forth in the Form 10-K, which would include the information under the heading “2014 Outlook” on page K-36, involve inherent risks, uncertainties and assumptions that could cause actual outcomes to differ materially from projections.  Further, the Company refers readers to the Risk Factors set forth in Item 1A of the Form 10-K for additional important limitations and cautionary statements that could cause actual results to differ materially from those projections. In the Note, the Company also states:

“[R]eaders are cautioned not to place undue reliance on such statements which speak only as of the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission. The Company undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changes in expectations or otherwise.”

The Company believes these disclosures reflect the guidance set forth in Item 10(b)(3)(i) of Regulation S-K.

The Company has considered providing disclosure of the accuracy or inaccuracy of previous projections in accordance with the guidance set forth in Item 10(b)(3)(ii) of Regulation S-K.  The Company evaluates whether to update its projections on a quarterly basis, or as warranted by business circumstances, and either updates or affirms such projections in its filings with the Commission.  By providing such quarterly updates or affirmations, the Company believes it provides readers with information that allows them to identify effectively variances in projections and to thereby understand the limitations of such

United States Securities and Exchange Commission
October 6, 2014

projections.  To the extent the Company continues to provide projections in its future filings, it will also continue to evaluate the information to be provided and the manner and form of presentation in light of the guidance set forth in Item 10(b)(3)(ii) of Regulation S-K.

Contractual Cash Obligations and Commercial Commitments, page K-40

4.
You disclose on page K-66 that in many cases your leases provide for the payment of taxes, insurance and maintenance and contingent rent based on percentage of sales. Since these amounts are not included in your contractual obligations table, please include a footnote in future filings to specify that the operating lease obligations figure does not include taxes, insurance and maintenance and contingent rent for which the company is obligated. Please consider providing the expense incurred for these items for the most recent fiscal year to provide context for the reader to understand the impact of these items on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

In future filings the Company will add a footnote to the Contractual Obligations table to state which costs are not included in the table. As an example, the disclosure on pages K-40 – K-41 of the Form 10-K would be revised to read as follows:

Operating lease obligations do not include obligations for contingent rent, property taxes, insurance and maintenance that are required by most lease agreements. See Note K. Commitment and Contingencies for a discussion of the Company’s operating leases.

The Company notes that contingent rent expense for the three most recent fiscal years is disclosed in the rent expense table on page K-67. The Company will evaluate providing, to the fullest extent practicable, the expenses associated with the other items in future filings.
*****

Please direct any questions regarding these responses to the Commission’s comments to John S. Barresi, Vice President – Controller, at (973) 254-7650 or Ralph Nicoletti, Executive Vice President and Chief Financial Officer, at (212) 230-5329 or Leigh M. Harlan, Senior Vice President, General Counsel & Secretary, at (212) 230-6863.

Sincerely,

/s/ John S. Barresi

John S. Barresi

Copy:

Michael J. Kowalski, Chairman and Chief Executive Officer
Ralph Nicoletti, Executive Vice President and Chief Financial Officer
Leigh M. Harlan, Senior Vice President, Secretary and General Counsel